UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______
Commission file number 1-8344

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc. 401(k)
Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Limited Brands, Inc.
(Former Name or Former Address, if Changed Since Last Report)

Financial Statements and Supplemental Schedule
Limited Brands, Inc. 401(k) Savings and Retirement Plan
Years Ended December 31, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

Limited Brands, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of
L Brands, Inc. and
Plan Administrator of the Limited Brands, Inc.
401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Limited Brands, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio
June 27, 2013

Limited Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,		
	2012		2011
Assets			
Investments (at fair market value)	$	**890,121,983**	$ 749,243,772
Wrapper contracts (at fair market value)		**31,673**	17,599
Total investments		**890,153,656**	749,261,371
Receivable for contributions from employer		**33,673,052**	32,331,995
Cash and cash equivalents		**3,200,032**	2,605,817
Due from brokers		**408,379**	60,668
Accrued other earnings		**226,593**	89,066
Accrued interest and dividends		**372**	224
Total assets		**927,662,084**	784,349,141
Liabilities			
Due to brokers		**1,840,746**	1,090,380
Administrative expenses payable		**478,579**	376,921
Total liabilities		**2,319,325**	1,467,301
Net assets reflecting all investments at fair market value		**925,342,759**	782,881,840
Adjustment from fair market value to contract value for fully benefit-responsive investment contracts		**(4,012,064)**	(2,042,411)
Net assets available for benefits	$	**921,330,695**	$ 780,839,429

See accompanying notes.

Limited Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

| | Years Ended December 31, | |
	2012	2011
Additions:		
Investment income:		
Net appreciation in fair value of investments	$ 93,277,803	$ 25,407,780
Dividends	19,575,262	15,091,629
Earnings from mutual funds	7,746,944	3,483,763
Earnings from investment contracts	2,347,799	2,753,856
Earnings from common collective trusts	—	3,432
Other earnings	592,831	532,995
Total investment income	123,540,639	47,273,455
Contributions:		
Employer	53,349,218	51,008,667
Participant deferrals	35,669,694	33,261,685
Participant rollovers	2,735,412	2,444,512
Total contributions	91,754,324	86,714,864
Total additions	215,294,963	133,988,319
Deductions:		
Distributions to participants	72,868,976	75,625,953
Administrative expenses	1,934,721	1,863,163
Total deductions	74,803,697	77,489,116
Net increase	140,491,266	56,499,203
Net assets available for benefits:		
Beginning of year	780,839,429	724,340,226
End of year	$ 921,330,695	$ 780,839,429

See accompanying notes.

1. Description of the Plan

General

The Limited Brands, Inc. 401(k) Savings and Retirement Plan ("the Plan") is a defined contribution plan covering eligible employees of L Brands, Inc. and its affiliates ("the Employer"). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective March 22, 2013, Limited Brands, Inc. changed its name to L Brands, Inc.

Eligibility

Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.

Contributions

Employer contributions

The Employer provides a matching contribution of 100% of each participant's voluntary contributions up to 4% of annual eligible compensation.

The Employer also provides a non-elective annual retirement contribution equal to a percentage of annual eligible compensation to such eligible participants who are employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year.

Annual retirement contributions are determined based on each participant's annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings Up To Social Security Wage Base	Earnings Above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%

Annual eligible compensation used to determine Employer contributions is based on each participant's qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the "Code"). The annual compensation limit was $250,000 and $245,000 for the years ended December 31, 2012 and 2011, respectively.

Participant voluntary contributions

Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($17,000 and $16,500 for the years ended December 31, 2012 and 2011, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Plan participants age 50 or above before the end of the Plan year whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary "catch up" contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($5,500 for the years ended December 31, 2012 and 2011). Catch-up contributions are not eligible for Employer matching contributions.

Investment Options

Both the Employer and participant contributions are directed solely through each participant's election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan's investment options offered as of December 31, 2012 include twenty mutual funds, one pooled account of the Employer's common stock, one pooled account of common collective trusts and synthetic investment contracts, and self-directed accounts. The Employer periodically reviews and may make changes to the investment choices available. On February 8, 2012, the Plan replaced its series of ten Schwab Managed Retirement Trust target date funds with eleven T. Rowe Price Retirement target date funds. If a participant makes no investment fund election, all contributions made into such participant's account are invested into the Plan's qualified default investment alternative ("QDIA"). The Plan's QDIA is the age-appropriate T. Rowe Price Retirement target date fund, which is selected based on the participant's date of birth.

Participant Accounts

Each participant's account is credited with the participant's and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Vesting

Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Employer retirement contributions over a period of 6 years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Employees hired on or after January 1, 2010 are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010 are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.

Payment of Benefits

The full value of a participant's account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, each participant's account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to leave their accounts invested in the Plan until they reach age 65.

Qualifying actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.

Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares. Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated to participants withdrawn from the Plan, but not yet paid, were $58,550 and $110,319 as of December 31, 2012 and 2011, respectively.

Forfeitures

Forfeitures are used to reduce the Employer's required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures used to reduce contributions were $1,446,667 and $1,537,349 for the years ended December 31, 2012 and 2011, respectively. Forfeitures used to pay administrative expenses were $145,097 for the year ended December 31, 2011. No forfeitures were used to reduce administrative expenses during 2012. There were no unused forfeitures at December 31, 2012 or 2011.

Administrative Expenses

Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees received by the Plan are credited directly into the Plan's trust accounts, and from there remitted to the Plan's trustee. Fees transferred through the Plan's trust accounts in this manner are reported in the Plan's financial statements as administrative expenses and also as other earnings.

Each participant's account is charged on a per-participant basis for additional recordkeeping and trustee fees, as well as investment advisory and audit fees.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification ("ASC") 962, *Plan Accounting - Defined Contribution Pension Plans*, including investment valuation and income recognition. Participant benefit payments are recorded upon distribution. The Plan year is January 1 through December 31.

Use of Estimates

The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Notes 1, 3, 4 and 5. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could have a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Reclassifications

Certain reclassifications have been made to the 2011 financial statements and footnotes to conform to 2012 presentation.

Recently Issued Accounting Pronouncements

Fair Value Measurements:

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS") (Topic 820),* to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Since ASU 2011-04 only affects fair value measurement disclosures, adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Adjustment from Fair Value to Contract Value

In accordance with the FASB authoritative guidance included in ASC 962, *Defined Contribution Pension Plans*, the Statements of Assets Available for Benefits present investment contracts at fair value. However, contract value is the relevant measurement attribute for the Plan's fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

3. Investments

The Plan's investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

The following table presents balances at December 31, 2012 and 2011 for the Plan's current investments. Investments that represent five percent or more of the Plan's net assets at December 31, 2012 or 2011 are separately identified.

	December 31,	
	2012	2011
Investments at fair value as determined by:		
Quoted market price:		
Common stocks:		
Limited Brands, Inc.	$ 195,180,738	$ 165,946,356
Common stocks - other	2,174,387	1,992,419
Mutual funds:		
Vanguard Institutional Index Fund	100,482,061	86,981,647
T. Rowe Price Retirement 2040	65,395,540	—
T. Rowe Price Retirement 2030	59,512,682	—
Nuveen Winslow Large-Cap Growth Fund	53,651,160	46,406,047
Dodge & Cox Stock Fund	52,274,713	43,709,380
PIMCO Total Return Fund	47,620,795	—
Artisan International Investor Shares	46,137,601	36,085,802
Mutual funds - other	110,076,393	33,040,301
Other investments	5,191	23,975
Estimated fair value:		
Synthetic investment contracts:		
Invesco Short Term Bond Fund	51,261,104	48,603,231
Synthetic investment contracts - other	106,381,291	107,282,445
Common collective trusts:		
Schwab Managed Retirement Trust - 2040	—	48,190,995
Schwab Managed Retirement Trust - 2030	—	47,822,983
Common collective trusts - other	—	47,086,667
PIMCO - Unitized pooled mutual fund	—	36,089,123
Total investments at fair value	$ 890,153,656	$ 749,261,371

The appreciation (depreciation) in fair value of the Plan's investments, including investments bought, sold, and held during the year, for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
Net appreciation (depreciation) in fair value of investments determined by:		
Quoted market price:		
Common stocks	$ 27,776,666	$ 39,919,770
Mutual funds	54,520,761	(8,609,995)
Other investments	2,111	(16,643)
	82,299,538	31,293,132
Estimated fair value:		
Common collective trusts	11,132,874	(6,796,607)
Unitized pooled mutual fund	(154,609)	911,255
	10,978,265	(5,885,352)
Net appreciation in fair value of investments	$ 93,277,803	$ 25,407,780

4. Fair Value Measurements

The authoritative guidance included in ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1   Quoted market prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds and common stocks are determined by quoted market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts ("CCTs") and the unitized pooled mutual fund: are valued at the respective net asset values ("NAV") as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Synthetic investment contracts ("SICs"): are portfolios of common collective trusts owned by the Plan with wrapper contracts. The fair value of the wrapper contracts is only determined annually for financial statement reporting purposes. Since no active market exists for wrapper contracts, the fair value of such wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding's credit quality rating. The Plan administrator has analyzed the determination of the Plan's wrapper contract values, and has concluded that the amounts reported in the Plan's financial statements appropriately reflect the approximate fair value of its wrapper contracts as of December 31, 2012 and 2011, respectively.

SICs may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 5). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due. The fair value of wrapper contracts are classified under Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011. ASC 820-10 requires investments to be shown by major security types.

| | Assets at Fair Value as of December 31, 2012 | | | |
	Level 1	Level 2	Level 3	Total
Common stocks:				
Retail industry	$ 195,180,738	$ —	$ —	$ 195,180,738
Mutual funds:				
Target date	188,894,288	—	—	188,894,288
Equity funds	144,081,218	—	—	144,081,218
Index funds	100,482,061	—	—	100,482,061
Fixed income funds	47,620,795	—	—	47,620,795
International funds	46,137,601	—	—	46,137,601
Other funds	2,012,171	—	—	2,012,171
Total mutual funds	529,228,134	—	—	529,228,134
Synthetic investment contracts:				
CCT bond funds (b)	—	157,610,722	—	157,610,722
Mutual Fund - Fixed Income	2,829,095	—	—	2,829,095
Wrapper contracts	—	—	31,673	31,673
Total synthetic investment contracts	2,829,095	157,610,722	31,673	160,471,490
Self-Directed Accounts:				
Mutual funds	3,067,216	—	—	3,067,216
Common stocks	2,067,461	—	—	2,067,461
Other investments	138,617	—	—	138,617
Total self-directed accounts	5,273,294	—	—	5,273,294
Total assets at fair value	$ 732,511,261	$ 157,610,722	$ 31,673	$ 890,153,656

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Target maturity funds:				
CCT equity funds (a)	$ —	$ 141,202,930	$ —	$ 141,202,930
CCT bond funds (b)	—	1,897,715	—	1,897,715
Total target maturity funds	—	143,100,645	—	143,100,645
Common stocks:				
Retail industry	165,946,356	—	—	165,946,356
Mutual funds:				
Equity funds	120,164,875	—	—	120,164,875
Index funds	86,981,647	—	—	86,981,647
International funds	36,085,802	—	—	36,085,802
Fixed income funds	1,502,613	—	—	1,502,613
Total mutual funds	244,734,937	—	—	244,734,937
Synthetic investment contracts:				
CCT bond funds (b)	—	151,307,345	—	151,307,345
Mutual Fund - Fixed Income	4,560,732	—	—	4,560,732
Wrapper contracts	—	—	17,599	17,599
Total synthetic investment contracts	4,560,732	151,307,345	17,599	155,885,676
Unitized pooled mutual bond fund (c)	—	36,089,123	—	36,089,123
Self-Directed Accounts:				
Common stocks	1,992,419	—	—	1,992,419
Mutual funds	1,488,240	—	—	1,488,240
Other investments	23,975	—	—	23,975
Total self-directed accounts	3,504,634	—	—	3,504,634
Total assets at fair value	$ 418,746,659	$ 330,497,113	$ 17,599	$ 749,261,371

(a) This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited to Large-Cap Equities, Mid-Cap Equities, Small-Cap Equities, International Equities, Fixed Income, and Stable Value.

(b) This category includes investments in U.S. government and agency obligations, asset-backed securities, commercial and residential mortgaged-backed securities, corporate debt securities and FDIC-insured debt securities.

(c) This category invests in Wells Fargo Collective Fund for PIMCO Total Return. Total Return is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized.

Gains and Losses on Level 3 Investments

The following tables set forth a summary of changes in the fair value of the Plan's Level 3 investments for the years ended December 31, 2012 and 2011.

| | Level 3 Assets Year Ended December 31, 2012 |
	Wrapper Contracts
Balance at December 31, 2011	$ 17,599
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	14,074
Net purchases	—
Net sales	—
Net transfers out of Level 3	—
Balance at December 31, 2012	$ 31,673
The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 14,074

The Plan had no significant transfers between Levels.

| | Level 3 Assets Year Ended December 31, 2011 | | |
	Government Obligations	Wrapper Contracts	Total
Balance at December 31, 2010	$ 556,102	$ 655,277	$ 1,211,379
Total net unrealized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—	(637,678)	(637,678)
Total net realized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(1,149)	—	(1,149)
Net purchases	—	—	—
Net sales	(554,953)	—	(554,953)
Net transfers out of Level 3	—	—	—
Balance at December 31, 2011	$ —	$ 17,599	$ 17,599
The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ —	$ (148,895)	$ (148,895)

The Plan had no significant transfers between Levels.

5. Investment Contracts

Nature of Investment Contracts

The Plan, under its Stable Value Fund investment option, invests primarily in SICs. In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan's assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract's crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contracts include:

- The level of market interest rates;
- The amount and timing of participant contributions, transfers and withdrawals in/out of the wrapper contract;
- The investment returns generated by the fixed income investments that back the wrapper contract; and
- The duration of the underlying fixed income investments backing the wrapper.

The Plan has no reserves against the contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 2.56% and 2.01% for the years ended December 31, 2012 and 2011, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 1.34% and 1.66% for the years ended December 31, 2012 and 2011, respectively.

The wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Plan's Stable Value Fund investment option are paid at contract value, but are funded through the market value liquidation of the underlying investments, also impacting the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan's Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer's election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.

Issuer-Initiated Contract Termination

Wrapper contracts generally are evergreen contacts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).

6. **Tax Status**

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated April 28, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plan is qualified and the related trust is tax-exempt.

In addition, based on the reporting requirements of Revenue Procedure 2012-06, the Plan Administrator filed an application with the IRS on October 29, 2012 for an updated determination, and has not yet received a response as of the date of these financial statements.

U.S GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7. Plan Administration

The Retirement Plan Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Retirement Plan Committee.

8. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. L Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9. Parties-in-Interest

Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,			
	2012		**2011**	
Net assets available for benefits per the financial statements	$	**921,330,695**	$	780,839,429
Contract value below fair value		**4,012,064**		2,042,411
Amounts allocated to withdrawing participants		**(58,550)**		(110,319)
Net assets available for benefits per Form 5500	$	**925,284,209**	$	782,771,521

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

	Year Ended December 31, 2012	
Total additions per the financial statements	$	**215,294,963**
Changes in adjustments from contract value to fair value		**1,969,653**
Total income per Form 5500	$	**217,264,616**

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31, 2012	
Benefits paid to participants per the financial statements	$	**72,868,976**
Amounts allocated to withdrawing participants:		
At December 31, 2012		**58,550**
At December 31, 2011		**(110,319)**
Benefits paid to participants per Form 5500	$	**72,817,207**

14

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Supplemental Schedule

Limited Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Limited Brands, Inc.	Common Stock – 4,147,487 shares	$195,180,738
	Vanguard Institutional Index Fund	Mutual Fund – 769,859 shares	100,482,061
	T. Rowe Price Retirement 2040	Mutual Fund – 3,425,644 shares	65,395,540
	T. Rowe Price Retirement 2030	Mutual Fund – 3,145,491 shares	59,512,682
	Nuveen Winslow Large-Cap Growth Fund	Mutual Fund – 1,574,733 shares	53,651,160
	Dodge & Cox Stock Fund	Mutual Fund – 428,833 shares	52,274,713
	PIMCO Total Return Fund	Mutual Fund – 4,236,725 shares	47,620,795
	Artisan International Investor Shares	Mutual Fund – 1,876,275 shares	46,137,601
	T. Rowe Price Retirement 2020	Mutual Fund – 1,991,016 shares	35,599,368
	Hartford Midcap Holdings Fund	Mutual Fund – 1,102,703 shares	31,052,115
	T. Rowe Price Retirement 2010	Mutual Fund – 644,842 shares	10,620,548
	T. Rowe Price Retirement 2050	Mutual Fund – 982,118 shares	10,469,382
	RidgeWorth Mid-Cap Value Equity Fund	Mutual Fund – 224,685 shares	2,640,047
	RidgeWorth Small-Cap Value Equity Fund	Mutual Fund – 175,704 shares	2,428,223
	T. Rowe Price Retirement Income	Mutual Fund – 151,230 shares	2,109,654
	Prudential Jennison Small Company Fund	Mutual Fund – 86,853 shares	2,034,960
*	Wells Fargo Heritage Money Market Fund	Mutual Fund – 2,012,171 shares	2,012,171
	T. Rowe Price Retirement 2045	Mutual Fund – 127,129 shares	1,615,812
	T. Rowe Price Retirement 2035	Mutual Fund – 108,403 shares	1,450,431
	T. Rowe Price Retirement 2055	Mutual Fund – 81,547 shares	859,509
	T. Rowe Price Retirement 2025	Mutual Fund – 54,211 shares	711,251
	T. Rowe Price Retirement 2015	Mutual Fund – 42,710 shares	550,111
	Self Directed Brokerage Accounts		5,273,294
	Pooled Stable Value Fund		
	Dreyfus Cash Management Fund	Mutual Fund – 2,829,095 shares	2,829,095
	Synthetic Contracts and Underlying Investments		
	Invesco Short Term Bond Fund	Collective Fund – 32,477,180 shares	51,261,104
	Aviva 1-5 Year Government Fund	Collective Fund – 22,574,498 shares	23,234,554
	Jennison Intermediate Government/Credit Fund	Collective Fund – 12,373,436 shares	22,377,359
	ING Short Duration Bond Fund	Collective Fund – 15,330,537 shares	16,070,037
	Jennison 1-5 Year Government/Credit Fund	Collective Fund – 11,162,012 shares	11,844,290
	Invesco Multi-Manager Core Fixed Income Fund	Collective Fund – 5,344,720 shares	8,518,019
	Aviva Core Fixed Income Fund	Collective Fund – 5,332,642 shares	5,800,624
	GSAM Core Fixed Income Fund	Collective Fund – 2,187,560 shares	3,225,121

Limited Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	**Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value**	**Current Value**
	Invesco Core Fixed Income Fund	Collective Fund – 1,953,681 shares	3,220,195
	BlackRock Core Fixed Income Fund	Collective Fund – 2,025,431 shares	3,217,195
	PIMCO Core Fixed Income Fund	Collective Fund – 1,847,890 shares	3,216,621
	Invesco Intermediate Government/Credit Fund	Collective Fund – 980,886 shares	1,875,656
	BlackRock Intermediate Government/Credit Fund	Collective Fund – 1,153,887 shares	1,875,297
	PIMCO Intermediate Government/Credit Fund	Collective Fund – 776,124 shares	1,874,650
	Monumental Life Insurance Company	Contract Wrapper – 1.54%	31,673
	Aviva Life and Annuity Co	Contract Wrapper – 0.89%	—
	Natixis Financial Product	Contract Wrapper – 1.26%	—
	ING Life & Annuity - A	Contract Wrapper – 1.40%	—
	ING Life & Annuity - B	Contract Wrapper – 1.18%	—
	ING Life & Annuity - C	Contract Wrapper – 2.32%	—
	Pacific Life Insurance	Contract Wrapper – 1.70%	—
	Prudential Ins Co	Contract Wrapper – 1.89%	—
			$ 890,153,656

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Limited Brands, Inc. 401(k) Savings and Retirement Plan


Date: June 27, 2013   By: /s/ EZRA D. SINGER

                                                        Ezra D. Singer
Senior Vice President,
Talent Management & Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 1-8344) pertaining to the Limited Brands, Inc. 401(k) Savings and Retirement Plan of our report dated June 27, 2013, with respect to the financial statements and schedule of the Limited Brands, Inc. 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Columbus, Ohio
June 27, 2013